FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) published in the Newspaper “El Mercurio”, on April 20, 2011, informing, among other matters, that effective March 31, 2011, all shares of Banco de Chile are ordinary shares “Banco de Chile”, including the shares issued from March 31, 2011 and all other shares to be issued in the future

BANCO DE CHILE

ISSUANCE OF CASH SHARES

It is hereby communicated to Banco de Chile’s shareholders and general public:

On March 31, 2011, the Ordinary Preferential Offering Period was initiated for the placement of 3,385,049,365 cash shares, of no par value, series “Banco de Chile-S”, as agreed on the Extraordinary Shareholders Meeting held on January 20, 2011. The advertisement that informed of the beginning of the Ordinary Preferential Rights Offering Period was published in the Newspaper “El Mercurio”, on March 31, 2011, in accordance to the dispositions of article 29 of the Reglament of  Corporation Law Number 18,046.

In the Extraordinary Shareholders Meeting held on March 17, 2011, it was agreed the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”, by means of the amendment of the Banks Bylaws. The aforementioned amendment is in full force since it was approved by the Superintendence of Banks and Financial Institutions and also because all legalizations formalities have been accomplished. In addition, the transformation of the shares series “Banco de Chile-S” has been registered in time in the Securities Register of the Superintendence of Banks and Financial Institutions.

As a consequence of the aforementioned and pursuant to the referred transformation, all shares of Banco de Chile are ordinary shares “Banco de Chile”, including the shares issued from March 31, 2011 and all other shares to be issued in the future.

This press release is issued in accordance to the dispositions of the Banks Manual for the Management of Information of Interest to the Market.

                                                                                     Chief Executive Officer

Santiago, April 20, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2011

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO